AMENDMENT TO
      The DynaMotive Energy Systems Corporation 1993 Stock Option Plan

   This amendment to the The DynaMotive Energy Systems Corporation 1993 Stock Option Plan (the "Plan") is made by DynaMotive Energy Systems Corporation (the "Company") by action of its Board of Directors, effective as of 28th of December, 2007
      ---------------------

1. Section I of the Plan is amended by adding the following definition at the end thereof:


   "(m)   ''RESTRICTED STOCK'' means Stock awarded upon the terms and subject to the restrictions set forth in Section 9."


2. The second paragraph of Section 3 is amended by adding the following at the end thereof:


   "To the extent that shares of Restricted Stock are forfeited, those shares of Stock shall again be available for issuance in connection with future awards under the Plan."


3. The Plan is amended by adding the following new Section 9 at the end thereof:




























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   "SECTION 9: RESTRICTED STOCK AWARDS.
   The Committee may make grants of Restricted Stock to Participants. Whenever the Committee deems it appropriate to grant Restricted Stock, notice shall be given to the Participant stating the number of shares of Restricted Stock granted and the terms and conditions to which the Restricted Stock is subject. Restricted Stock may be awarded by the Committee in its discretion without cash consideration.


   The Committee shall establish as to each award of Restricted Stock the following terms and conditions and such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee may determine:


   (a) LAPSE OF RESTRICTIONS. Each award shall establish the terms and conditions upon which the restrictions set forth in subsection (b) below shall lapse. The terms and conditions may include the passage of time or the achievement of a performance goal.


   (b) RESTRICTIONS. No shares of Restricted Stock may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of until the restrictions on the shares as set forth in the Participant's grant agreement have lapsed or been removed.


   (c) RIGHTS DURING RESTRICTED PERIOD. Upon the acceptance by a Participant of an award of Restricted Stock unless the grant agreement provides otherwise, the Participant shall, subject to the restrictions set forth in subsection (b) above, have all the rights of a shareholder with respect to the shares of Restricted Stock, including, but not limited to, the right to vote the shares of Restricted Stock and the right to receive all dividends and other distributions paid thereon. Certificates representing Restricted Stock shall be held by the Company until the restrictions lapse and upon request the Participant shall provide the Company with appropriate stock powers endorsed in blank.


   (d) TAXES. The provisions of Section 6(d) apply for payment of taxes in relation to Restricted Stock. Until arrangements satisfactory to the Company for payment of taxes have been made, no stock certificate free of a legend reflecting the restrictions above shall be issued to a Participant."











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